Exhibit 99.2

PRESS RELEASE

For Immediate Release

ALGONQUIN POWER & UTILITIES CORP. AND ALGONQUIN POWER INCOME FUND ANNOUNCE COMPLETION OF EXCHANGE OFFERS

TORONTO, ONTARIO – October 27, 2009 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) and Algonquin Power Income Fund (the “Fund”) are pleased to announce that the previously announced exchange offers (the “Exchange Offers”) for units and convertible debentures of the Fund have closed.

Pursuant to the Exchange Offers and compulsory acquisitions detailed therein, the following transactions have now been completed: (a) unitholders of the Fund have exchanged 100% of the issued and outstanding Fund trust units, on a one for one basis, for a new class of common shares (“APUC Common Shares”) of APUC; (b) all $84,964,000 of the principal amount of the 6.65% convertible unsecured subordinated debentures issued by the Fund due July 31, 2011 (“Fund Series 1 Debentures”) have been exchanged, in the aggregate, for $66,942,750 of principal amount of 7.50% convertible unsecured subordinated debentures issued by APUC due November 30, 2014 (“APUC Series 1 Debentures”) and 6,607,027 APUC Common Shares; (c) all $59,967,000 of the principal amount of the 6.20% convertible unsecured subordinated debentures of the Fund due November 30, 2016 (“Fund Series 2 Debentures”) have been exchanged for $59,967,000 of principal amount of 6.35% convertible unsecured subordinated debentures issued by APUC due November 30, 2016 (“APUC Series 2 Debentures”).

“The completion of the transactions contemplated by the Exchange Offers represent an important step in the Fund’s re-orientation as a dividend paying, growth focused corporation aggressively competing within its clearly defined business sectors.” commented David Kerr, a senior manager with the Fund. “This transaction will allow us to continue our $0.24 per year dividend payment and create long-term value for our shareholders. Canadian taxable shareholders will have the added benefit of receiving a dividend tax credit or deduction compared to their prior tax treatment of distributions as income.” he continued.

Subject to the final approval of the Toronto Stock Exchange (“TSX”), the APUC Common Shares, APUC Series 1 Debentures and APUC Series 2 Debentures will be listed on the TSX and be available for trading on Thursday October 29, 2009. The trust units and convertible debentures issued by the Fund will be delisted from the TSX on the same day.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified $1 billion North American portfolio of clean renewable electric generation and sustainable utility distribution assets:

•	Algonquin Power’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400 MW of installed capacity;

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Liberty Water Co., APUC’s wholly owned water utility subsidiary, provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility systems;

APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB and AQN.DB.A.

Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

For further information: Kelly Castledine or Dave Kerr, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.